TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2006

(UNAUDITED)

(PREPARED BY MANAGEMENT)

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT FEBRUARY 28 2006

ASSETS

	Nine Months	Nine Months	Year Ended
	February 28,	February 28,	May 31,
Current Assets:	2006	2005	2005
	$	$	$
Cash	1,150	-	318,558
Prepaids, accounts and accrued receivables	21,676	14,061	76,449
Advances to related companies (Note 3)	18,555	4,906	25,599
	41,381	18,967	420,606
Investments (Note 4)	4,026	4,026	4,026
Equipment (Note 5)	18,641	24,806	22,890
Mineral Property Interests (Note 7)	190,236	219,397	219,397
Deferred Exploration & Development (Note 7)	2,866,229	2,723,569	2,743,061

	3,120,513	2,990,765	3,409,709

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Cheques issued in excess of funds on deposit	-	60,013	-
Accounts payable and accrued liabilities	52,560	20,235	30,530
Estimated liability for capital taxes	622	676	688
Debenture payable (Note 9)	150,000	150,000	150,000
Advances from related companies (Note 10)	70,589	96,118	75,058
	273,771	327,042	256,276
Contingencies and Commitments: (Note 11)
Share Capital: (Note 12)
Issued	9,947,582	9,350,972	9,944,335
Subscriptions Received (Note 15)	69,972	69,972	69,972
Contributed Surplus	175,935	169,355	175,935
Deficit	(7,346,747)	(6,926,576)	(7,036,809)

	3,120,513	2,990,765	3,409,709

Approved by the Directors:	“John Robertson”	“Jennifer Lorette”
	John G Robertson, Director	Jennifer Lorette, Director

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 28, 2006

	Three Months Ended		Nine months Ended
	Feb. 28,		Feb. 28,
	2006	2005	2006	2005
	$	$	$	$
Oil and Gas Operations:
Revenue from Oil & Gas Sales	9,506	6,895	20,011	20,815
Deduct: Oil & Gas Operating	2,267	2,489	11,282	29,251
Net Income (Loss) from Oil and	7,239	4,406	8,729	(8,436)
General and Administrative Expenses:
Consulting, publicity and investor	19,028	49,790	84,915	195,637
Audit, accounting and legal	5,040	21,391	19,276	41,166
Secretarial fees and benefits (Note 13)	9,213	13,498	24,359	37,911
Management and directors fees (Note	18,808	10,800	49,548	47,763
Foreign exchange loss (gain)	4,840	8,673	4,245	(3,809)
Auto, travel and entertainment	2,790	7,409	16,494	24,453
Debenture interest (Note 10)	3,624	3,624	10,992	10,992
Transfer agent fees	1,400	2,350	5,710	7,200
Exploration and development write off	3,771	2,018	38,540	2,018
Mineral property written off (Notes 7C &	-	-	29,161	-
Bank charges and other interest - net	(57)	1,717	(1,435)	(874)
Office rent and utilities (Note 13)	1,420	1,180	4,260	4,140
Office supplies, courier & telephone	2,838	494	19,584	19,361
Filing fees and electronic data services	4,482	230	8,770	5,365
Amortization	1,416	1,916	4,249	5,748
General and Administrative Expenses	78,613	125,090	318,668	397,071

Net Income (Loss) for the Period	(71,374)	(120,684)	(309,939)	(405,507)

Deficit - Beginning of Period	(7,275,373)	(6,805,892)	(7,036,809)	(6,521,069)

Deficit - End of Period	(7,346,747)	(6,926,576)	(7,346,748)	(6,926,576)

EARNINGS (LOSS) PER SHARE	(0.0019)	(0.0036)	(0.0084)	(0.0120)

Weighted Average Shares Outstanding	36,778,202	33,962,600	36,778,202	33,962,600

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2006

	Three Months Ended		Nine Months Ended
	Feb 28,		Feb 28,
	2006	2005	2006	2005
	$	$	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,163	2,018	2,163	2,018
Fish Creek Claims: (Joint Venture) (Note 7B)
Lease payments and insurance	29	-	3,746	2,992
Assays, maps and reports	3,632	-	7,691	3,447
Geophysical survey and placer sampling	(4,395)	4,046	27,724	29,075
	(734)	4,046	39,161	35,514
Fox Creek Claims: (Note 7C)
Geophysical survey	1,564	34,813	1,564	34,813
West Ridge Claims: (Note 7E)
Geophysical survey	8,208	5,539	8,793	34,432
Gil Venture: (Joint Venture) (Note 7F)
Drilling and trenching	(20,000)	3,922	110,027	116,088
Reports and maps	-	-	-	664
	(20,000)	3,922	110,027	116,752
	(8,799)	50,338	161,708	223,529
Less: Exploration and development written off:
Re inactive and cancelled claims	3,771	2,018	38,540	2,018
Exploration & Development for the Period	(12,570)	48,320	123,168	221,511
Exploration& Development Beginning of Period	2,878,799	2,675,249	2,743,061	2,502,058

Exploration & Development at End of Period	2,866,229	2,723,569	2,866,229	2,723,569

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2006

	Three Months Ended		Nine Months Ended
	Feb 28,		Feb 28,
	2006	2005	2006	2005
	$	$	$	$
Operating Activities:
Oil and Gas revenue receipts	10,550	6,895	19,858	20,815
Change in estimated liability for capital tax	(17)	(10)	(66)	(71)
Payment of debenture interest	-	-	(15,000)	(15,000)
Payments to suppliers for goods and services	(139,248)	(31,468)	(209,107)	(447,204)
Cash Flows (Used) by Operating Activities	(128,715)	(24,583)	(204,315)	(441,460)

Financing Activities:
Share capital issued for Cash	7,500	-	7,500	332,850
Related party advances (repayments)	15,971	(104,212)	2,575	(100,450)
Cash Flows from Financing Activities	23,471	(104,212)	10,075	232,400

Investing Activities:
Current exploration and development costs	12,570	(48,320)	(123,168)	(221,511)
Cash Flows from Investing Activities	12,570	(48,320)	(123,168)	(221,511)
Increase (Decrease) in Cash for the Period	(92,674)	(177,115)	(317,408)	(430,571)

Cash (Deficiency) at Beginning of Period	93,824	117,102	318,558	370,558

Cash (Deficiency) at End of Period	1,150	(60,013)	1,150	(60,013)

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2006

1.	SIGNIFICANT ACCOUNTING POLICIES:
[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Equipment:

The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum for office equipment and 30% per annum for auto equipment, over the estimated useful life of the equipment.

[c]	Accounting for Oil and Gas Well Interests:
The Company capitalized the drilling and equipment costs of its interest in specific wells, which have been wholly amortized or written off.
[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

(i) If property sold outright - costs written off entirely against proceeds.
(ii) If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
	(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
	(v)	If property abandoned - costs written off entirely.
[e]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.
[f]	Revenue and Property Costs:

These statements reflect only the Company's share of oil and gas revenue and expenses and acquisition costs and expenditures on mineral property interests, although operations are conducted jointly with several parties.

[g] Foreign Exchange Translations:
	The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.
UNAUDITED - PREPARED BY MANAGEMENT	2
Teryl Resources Corp.
Notes to Consolidated Financial Statements		Page 2

As At February 28, 2006

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[ h]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[ i]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares are added to the weighted average number of common shares outstanding during the period or year ended for the dilutive effect of employee stock options and warrants, as this would be anti-dilutive. No adjustments are required to the reported loss from operations in computing diluted per share amounts.

[ m]	Stock Based Compensation:

On June 1, 2003, the Company adopted the amended CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments". This change in accounting policy as been applied prospectively without restatement.

UNAUDITED - PREPARED BY MANAGEMENT	3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At February 28, 2006

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[ m]	Stock Based Compensation (Continued):

Under this amended standard, the Company must account for compensation expensed based on the fair value of the rights granted under its stock based compensation plan. Under this method, compensation costs attributable to the share options granted to employees or directors is measured at fair market value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,100 shares of Teryl, Inc., which is 100% of the issued shares at February 28, 2006. See Note 15 re Teryl, Inc. subscriptions received.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2006	2005
Access Information Systems	70	-
Information Highway.com Inc.	818	818
KLR Petroleum, Inc	8,160	-
REGI US, Inc.	5,680	4,087
Reg Technologies Inc.	3,826	-
International Diamond Syndicate Ltd. (Note 4)	1	1

	18,555	4,906

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS property has no proven economic reserves, so there is little expectation of recovery.

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 6,317 Cdn. at February 28, 2006 (2005 - $ 3,689).

UNAUDITED - PREPARED BY MANAGEMENT	4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At February 28, 2006

4.	INVESTMENTS (Continued):

	2006	2005
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
Linux Gold Corp. :
15,880 shares - at cost	4,025	4,025
	4,026	4,026

5.	EQUIPMENT consists of:

	2006	2005
Furniture and fixtures – at cost	48,215	48,215
Less: Accumulated amortization	38,000	35,446
	10,215	12,769
Automotive equipment - at cost	15,531	15,531
Less: Accumulated amortization	7,105	3,494
	8,426	13,037
	18,641	24,806

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the C-S #1, Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these well has been completely amortized.

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl's		Feb. 28,	Feb 28,
Claim Group	Region	Interest	Ref.	2006	2005
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Ala	0-45%	B	33,538	33,538
Anderson Group	Fairbanks, Ala	95%	C	-	15,878
Fox Creek	Fairbanks, Ala	0-97%	D	-	13,283
West Ridge	Dome Creek, Ala	100%	E	116,189	116,189
Gil Venture	Dome Creek, Ala	20%	F	31,127	31,127
Stepovich Lease	Dome Creek, Ala	10%	G	9,381	9,381
				190,236	219,397

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

UNAUDITED - PREPARED BY MANAGEMENT	5
Teryl Resources Corp.

Notes to Consolidated Financial Statements	Page 5
As At February 28, 2006

7.	MINERAL PROPERTY INTERESTS (Continued):

	B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years (extended to March 5, 2007) and issuing 300,000 common shares (issued December 16, 2002, 200,000 shares for a deemed value of $ 16,000). Linux will have a 5% net royalty interest until Teryl pays $ 2,000,000 US.

	C.	ANDERSON GROUP:

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $ 15,878 ($ 12,500 US), with an additional $ 113,000 US owing in the two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier. During the August 31, 2005 quarter, $ 15,878 in mineral property costs were written off as management decided not to maintain this option.

	D.	UPPER FOX CREEK:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. The Company made the first $ 10,000 US payment, but did not make the 2005 year payment and the lease was canceled. During the nine months ended February 28, 2006, $ 13,283 in property costs and $ 36,377 in exploration costs were written off.

	E.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA and has been conducting an exploration program over the past four years.

	F.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 100% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. Under a 1991 agreement, Fort Knox Venture earned an 80% participating interest in the property with the Company retaining a 20% participating interest. Fairbanks Gold, has been exploring this property from 2001 to date and expects to announce a production decision in the next few years. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 110,027 ($ 97,948 US) during the nine months ended February 28, 2006. Further cash calls are expected in 2006.

	G.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., and Fort Knox Venture under an assignment dated May 29, 1992 agreed that Teryl, Inc. would retain a 10% Net Profit Interest in these claims after various assignments.

UNAUDITED - PREPARED BY MANAGEMENT	6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At February 28, 2006

7.	MINERAL PROPERTY INTERESTS (Continued): SUMMARY OF MINING PROPERTIES:

PROPERTY COSTS:

	Balance	Changes	Balance	Changes	Balance
	May 31/04	2005	May 31/05	in Period	Feb 28/06
Silverknife	1		1		1
Fish Creek	33,538		33,538		33,538
Anderson Group	6,559	9,319	15,878	(15,878)	-
Upper Fox Creek		13,283	13,283	(13,283)	-
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	196,795	22,602	219,397	(29,161)	190,236

DEFERRED EXPLORATION AND DEVELOPMENT:

Fish Creek	86,952	35,515	122,467	39,160	161,627
Upper Fox Creek				1,564
Upper Fox Creek	-	34,813	34,813	(36,377)	-
West Ridge	577,028	42,814	619,842	8,794	628,636
Gil Venture	1,837,076	127,862	1,964,938	110,027	2,074,965
Stepovich Lease	1,001	-	1,001	-	1,001
	2,502,057	241,004	2,743,061	123,168	2,866,229

8.	INCOME TAXES AND EARNINGS PER SHARE:

The Company has available losses of $ 1,544,000, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2006	$151,000
Year ending May 31, 2007	78,000
Year ending May 31, 2008	227,000
Year ending May 31, 2009	10,000
Year ending May 31, 2010	72,000
Year ending May 31, 2011	381,000
Year ending May 31, 2012	625,000
$1,544,000

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,245,039 available to reduce future taxable income from mineral properties.

UNAUDITED - PREPARED BY MANAGEMENT	7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At February 28, 2006

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture was not convertible under existing regulatory policy. After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. Teryl paid Keltic Bryce $ 15,000 interest on November 15, 2004 and November 7, 2005. Interest of $ 9,253 was accrued to February 28, 2006 (2005 - $ 9,556).

10.	ADVANCES FROM RELATED COMPANIES consist of:

	Feb 28, 2006	Feb. 28, 2005
JGR Petroleum Inc.	22,584	22,584
KLR Petroleum Inc.	-	9,022
Linux Gold Corp.	20,910	22,081
Reg Technologies Inc.	-	7,577
SMR Investment Ltd.	27,095	34,854
	70,589	96,118

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:
See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:
Authorized Share Capital consists of:

Common - voting	No par value	100,000,000
Preferred -non- voting	$ 1 par value	5,000,000
		105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

UNAUDITED - PREPARED BY MANAGEMENT	8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At February 28, 2006

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

FOR CASH:	Ref	No. of Shares	Price	$ Amount
Total Issued for Cash at May 31, 2004		28,379,024		7,973,423
Shares issued in May 31, 2005 Year:
Private placement warrants exercised	A	622,000	0.30	186,600
Private placement warrants exercised	B	975,000	0.15	146,250
Private placement	C	2,000,000	0.30	589,110
		3,597,000		921,960
Total Issued for Cash at May 31, 2005		31,976,024		8,895,383
Period Ended February 28, 2006:
Stock option exercised	D	37,500	0.20	7,500
Total Issued for Cash at Feb. 28, 2006		32,013,524		8,902,883
FOR MINERAL PROPERTY INTERESTS:
Total Issued to May 31 & Feb. 28, 2006		2,697,359		620,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued to May 31 & Feb 28, 2006		2,104,305		424,040

TOTAL ISSUED AT FEBRUARY 28, 2006		36,815,188		9,947,582

A.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totaling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.

B.	During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totaling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.

C.

On May 18,2005, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 42 placees at a price of $ 0.30 per unit ($ 600,000 less issue costs of $ 10,890) to net the treasury $ 589,110. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.35 per share.

D	On February 23, 2006, a consultant exercised a portion of his stock option for 37,500 common shares at a price of $ 0.20 to net the treasury $ 7,500.

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. On October 19, 2004, the Company granted a consultant a stock option for up to 25,000 common shares exercisable at $ 0.45 per share for a five year term and on March 7, 2005, one employee option was repriced from $ 0.63 to $ 0.35. On October 7, 2005, one employee option was repriced from $ 0.40 to $ 0.20 and on November 17, 2005, one employee option for 25,000 common shares at $ 0.45 was canceled. On February 19, 2006, a consultant option for 350,000 shares at a price of $ 0.40 expired without being exercised.

UNAUDITED - PREPARED BY MANAGEMENT	9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At February 28, 2006

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At February 28, 2006, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants	1,000,000	0.35	May 18/06
Directors Option	990,000	0.15	Apr. 22/07
Directors Option	600,000	0.15	Apr. 22/07
Employees Option	50,000	0.40	Dec. 16/07
Consultants Option	75,000	0.40	Mar. 4 /08
Consultants Option	112,500	0.20	Oct. 20/08
Consultants Option	300,000	0.45	Nov. 13/08
Directors Option	50,000	0.35	Mar. 5 /09
	3,177,500

During the nine month quarter ended February 28, 2006, the Company had the following stock  option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding May 31, 2005:	2,590,000	$0.27
Expired	(350,00)	0.40
Exercised	(37,500)	0.20
Cancelled	(25,000)	0.45
Balance outstanding February 28, 2006	2,177,500	$0.20

The following table summarizes information about the stock options outstanding at Feb. 28, 2006:

	Number	Weighted Ave.	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable
$0.15	1,590,000	1.89	1,590,000
0.40	625,000	1.80	625,000
0.45	325,000	3.46	318,750
0.35	50,000	3.00	50,000
0.20	112,500	2.65	112,500
$0.20	2,177,500	2.20	2,177,500

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2005 - 158%), weighted average risk free interest rate of 4.56% (2005 - 4.56%) and expected life of 2 years.

UNAUDITED - PREPARED BY MANAGEMENT	10

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At February 28, 2006

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Notes 3 & 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 22,500 during the current nine month period (2005 - $ 22,500). See Note 7A regarding mineral properties transactions with SMR and Note 10 re advances from SMR.

Directors fees of $ 9,250 have been paid to John Robertson, President of the Company for the nine months ended February 28, 2006 (2005 -$ 9,000). Administration consulting fees of $ 13,250 (2005-$ 22,500) were paid to J. Lorette, Vice-President of the Company. Secretarial fees of $ 7,750 (2005 - $ 22,000) were paid to M. van Oord, a director of the Company and payroll administration service fees of $ 4,548 (2005 - $ 8,013) were paid to KLR Petroleum, Inc., a private company controlled by an officer of the Company.

The Company holds 15,880 shares of Linux Gold Corp., a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re advances to or from Linux.

Office rent amounted to $ 12,780 for the nine month period ended February 28, 2006 of which $ 8,520 has been shared with Reg Technologies Inc. and REGI US Inc.

14.	OTHER:

See the "Outstanding Commitments to Issue Shares" section of Note 12 for information on commitments to issue shares after the balance sheet date.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $ 76,073 ($ 51,750 US) worth of capital stock was issued May 23, 2003 for these subscriptions. One subscriber did not return the agreement regarding $ 69,972 ($ 45,000 US) outstanding.

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company's named changed to Teryl Gold Inc. The change of name was accepted by the Province of British Columbia on February 1, 2003. On November 25, 2004, the Company returned its name to Teryl Resources Corp.

UNAUDITED - PREPARED BY MANAGEMENT